Contact

www.linkedin.com/in/bill-w-loo
(LinkedIn)

Top Skills

Radiation Therapy
Lung Cancer
Thoracic Oncology

Certifications

Radiation Oncology

Bill Loo

Physician-Scientist Professor of Radiation Oncology at Stanford University School of Medicine
Stanford, California, United States

Summary

As Director of Thoracic Radiation Oncology, my clinical specialty is radiation therapy of lung and other thoracic cancers.

My clinical research focus is on clinical trials and clinical translation of advanced high-precision 4-D image-guided radiation therapy and stereotactic ablative radiotherapy (SABR), as well as novel indications of SABR such as severe pulmonary emphysema. I also conduct preclinical and translational research in novel functional and metabolic imaging and imaging biomarkers.

I co-lead a collaboration between the Department of Radiation Oncology and SLAC National Accelerator Laboratory to develop a next-generation ultra-rapid and precise medical linear accelerator system (PHASER), as well as a preclinical research program to study the radiobiology of ultra-rapid FLASH radiotherapy.

Experience

Stanford University School of Medicine
21 years

Professor of Radiation Oncology
March 2019 - Present (7 years)

Associate Professor of Radiation Oncology
2014 - February 2019 (5 years)

Assistant Professor of Radiation Oncology
2010 - 2014 (4 years)

Acting Assistant Professor of Radiation Oncology
2008 - 2010 (2 years)

Instructor of Radiation Oncology
2005 - 2008 (3 years)

TibaRay, Inc.
Chief Medical Advisor, Co-Founder & Member, Board of Directors
December 2014 - Present (11 years 3 months)

Stanford Hospital & Clinics
4 years

Chief Resident, Radiation Oncology
2004 - 2005 (1 year)

Resident Physician, Radiation Oncology
2001 - 2005 (4 years)

Kaiser Foundation Hospital, San Francisco
Intern Physician, Internal Medicine
2000 - 2001 (1 year)

Lawrence Berkeley National Laboratory
Research Associate, Center for X-Ray Optics
1989 - 1990 (1 year)

Education

University of California, San Francisco and Berkeley
Doctor of Philosophy (PhD), Bioengineering · (1992 - 2000)

University of California, Davis
Doctor of Medicine (MD), Medicine · (1990 - 2000)

University of California, Berkeley
Bachelor of Arts (B.A.), Biophysics · (1986 - 1989)